ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050 BOSTON NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, DC

August 2, 2006	Marc O. Stahl (617) 951-7893 Marc.Stahl@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

901 E Street, N.W.

Washington, DC  20549

Attn: Patricia Williams

Re:	Pax World Balanced Fund, Inc. (File Nos. 002-38679, 811-02064)
Pax World Growth Fund, Inc. (File Nos. 333-23549, 811-08097)
Pax World High Yield Fund, Inc. (File Nos. 333-82133, 811-09419)
(each a “Fund,” and together, the “Funds”)

Dear Ms. Williams:

Thank you for your comments concerning the preliminary proxy statement for each Fund. We have the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) conveyed in your telephone call, dated July 28, 2006, and addressed to Marc Stahl (the “Comments”), relating to the preliminary proxy statement on Schedule 14A filed with the SEC on July 18, 2006.

For convenience of reference, I have summarized each of the Comments immediately prior to the Funds’ responses thereto.

Proposal 1

1.               Comment. In the first proposal regarding the elimination of the Funds’ fundamental investment policies that currently constitute the Funds’ social screening criteria on page 4 of the proxy statement, please revise the last sentence in the first paragraph of the proposal to include the bracketed text as follows:

“This change [from a fundamental policy to a non-fundamental policy] will provide the Directors with the flexibility to modify the Funds’ social screening process to respond to relevant social changes as they arise without requiring shareholder approval, thereby saving the time and expense of a shareholder meeting.”

Response. The requested change has been made.

2.               Comment. On page 5 of the proxy statement, in the first paragraph of the non-fundamental social screening criteria the Directors expect to adopt, please clarify what is meant by the term “significantly” in the sentence that states:  “We avoid investing in companies that are significantly involved in the manufacture of weapons or weapons-related products, that manufacture tobacco products, or that engage in unethical business practices.”

Response. In response to the Staff’s comment, the disclosure has been revised to clarify that the Fund’s investment adviser analyzes multiple factors when considering an investment in the securities of a company. No one factor is necessarily determinative when considering whether a company is significantly involved in the manufacture of weapons or weapons-related products. In order to clarify this standard, the first paragraph of the non-fundamental social screening criteria expected to be adopted by the Directors of each Fund has been revised as follows (the modified language is underlined):

“Pax World offers mutual funds dedicated to promoting peace, protecting the environment, advancing equality, and fostering sustainable development. We seek to invest in companies that meet positive standards of corporate responsibility and that provide products or services that improve the quality of life. We avoid investing in companies that we determine are significantly involved in the manufacture of weapons or weapons-related products, that manufacture tobacco products, that are involved in gambling as a main line of business, or that engage in unethical business practices. In evaluating a company for investment, our research analysts review such factors as the nature of the company’s business, the sources of its revenues, and its corporate policies and practices to determine whether the company meets or fails our social and environmental criteria. To denote this endeavor, the Funds have adopted the name “Pax World.”

3.               Comment. On page 7 of the proxy statement prior to the Board’s recommendation for Proposal 1, please add a discussion of the Board’s considerations for supporting the changes to the social screening criteria, including changing the social screening criteria from a fundamental investment policy to a non-fundamental investment policy.

Response. The requested change has been made. In response to the Staff’s comment, the following disclosure has been added to the discussion of Proposal 1 prior to the sub-section entitled “Vote Required”:

“In determining to recommend that shareholders approve changing the social screening criteria from a fundamental investment policy to a non-fundamental investment policy, the Directors of each Fund considered that a modernized, modified social screening process will allow a more proactive and engaged approach to socially responsible investing, and will make the social screens more relevant and meaningful in a changing world. In this regard, the Directors noted that the Funds’ social screens have not been modified since the inception of each Fund, notwithstanding significant developments in the world, including developments in the socially responsible investing industry.”

Proposal 2

4.               Comment. On page 8 of the proxy statement under proposal 2.A., please add short sale risk disclosure.

Response. The requested change has been made. In response to the Staff’s comment, the following disclosure has been added to the proxy statement under the discussion of Proposal 2.A.:

“Short Sales Risk. Although each Fund has no present intention to short securities, in the event that a Fund does engage in short sales it will be subject to the following risks:  Short sales are transactions in which a Fund sells a security or other instrument (such as an option, forward, futures or other derivative contract) that it does not own. When a Fund engages in a short sale on a security, it must borrow the security sold short and deliver it to the counterparty. A Fund will ordinarily have to pay a fee or premium to borrow particular securities and be obligated to repay the lender of the security any dividends or interest that accrue on the security during the period of the loan. The amount of any gain from a short sale will be decreased, and the amount of any loss increased, by the amount of the premium, dividends, interest or expenses a Fund pays in connection with the short sale. Short sales expose a Fund to the risk that it will be required to cover its short position at a time when the securities have appreciated in value, thus resulting in a loss to such Fund. A Fund may engage in short sales where it does not own or have the immediate right to acquire the security sold short at no additional cost. A Fund’s loss on a short sale could theoretically be unlimited in a case where such Fund is unable, for whatever reason, to close out its short position. Any use of short sales in combination with long positions in a Fund’s portfolio in an attempt to improve performance or reduce overall portfolio risk may not be successful and may result in greater losses or lower positive returns than if such Fund held only long positions. It is possible that a Fund’s long equity positions will decline in value at the same time that the value of its short equity positions increase, thereby increasing potential losses to such Fund. In addition, a Fund’s short sales may limit its ability to fully benefit from increases in the equity markets.”

5.               Comment. On page 9 of the proxy statement under proposal 2.C., please add foreign issuer risk disclosure.

Response. The requested change has been made. In response to the Staff’s comment, the following disclosure has been added to the proxy statement under the discussion of Proposal 2.C.:

“Foreign (Non-U.S.) Investment Risk. Although each Fund has no present intention to invest in securities of foreign issuers, in the event that a Fund does invest in such securities it will be subject to the following risks:  A Fund’s investments in securities of foreign issuers involve special risks. For example, the value of these investments may decline in response to unfavorable political and legal developments, unreliable or untimely information, or economic and financial instability. There may be less publicly available information about a foreign company than a U.S. company. Foreign companies are not generally subject to uniform accounting, auditing and financial standards and requirements comparable to those standards applicable to U.S. companies. Similar foreign investment risks may apply to futures contracts and other derivative instruments in which a Fund invests that trade on foreign exchanges. The value of derivative and other instruments denominated in or that pay revenues in foreign currencies may fluctuate based on changes in the value of those currencies relative to the U.S. dollar, and a decline in applicable foreign exchange rates could reduce the value of such instruments held by a Fund. Foreign settlement procedures also may involve additional risks.”

6.               Comment. On page 11 of the proxy statement under proposal 2.F., please add futures and options risk disclosure.

Response. The requested change has been made. In response to the Staff’s comment, the following disclosure has been added to the proxy statement under the discussion of Proposal 2.F.:

“Options Risk. Although each Fund has no present intention to invest in options, in the event that a Fund does invest in options it will be subject to the following risks:  There are various risks associated with investing in options. The purchaser of a option written by a Fund has the right to any appreciation in the cash value of the index over the strike price on the expiration date.

Therefore, as the writer of a call option, a Fund forgoes the opportunity to profit from increases in the index over the strike price of the option. However, a Fund has retained the risk of loss (net of premiums received) should the price of such Fund’s portfolio securities decline. Similarly, as the writer of a call option on an individual security held in a Fund’s portfolio, such Fund forgoes, during the option’s life, the opportunity to profit from increases in the market value of the security covering the call option above the sum of the premium and the strike price of the call but has retained the risk of loss (net of premiums received) should the price of the underlying security decline.

Futures Risk. Although each Fund has no present intention to invest in futures, in the event that a Fund does invest in futures it will be subject to the following risks:  A futures contract is an agreement to buy or sell a security (or deliver a cash settlement price in the case of a contract relating to an index, or otherwise not calling for physical delivery of the security) at a specified price and time. A futures contract on an index is an agreement in which two parties agree to take or make delivery of an amount of cash equal to the difference between the value of the index at the close of the last trading day of the contract and the price at which the index contract was originally written. When a purchase or sale of a futures contract is made by a Fund, a Fund is required to deposit with its custodian (or broker, if legally permitted) a specified amount of liquid assets (“initial margin”). The margin required for a futures contract is set by the exchange on which the contract is traded and may be modified during the term of the contract. The initial margin is in the nature of a performance bond or good faith deposit on the futures contract and is returned to a Fund upon termination of the contract, assuming all contractual obligations have been satisfied. A Fund expects to earn taxable interest income on its initial margin deposits. Each day a Fund pays or receives cash, called “variation margin,” equal to the daily change in value of the futures contract. This process is known as “marking-to-market.”  Variation margin does not represent a borrowing or loan by a Fund, but is instead a settlement between a Fund and the broker of the amount one would owe the other if the futures contract expired.

Although some futures contracts call for making or taking delivery of the underlying securities or other assets, generally these obligations are closed out prior to delivery by offsetting purchases or sales of matching futures contracts (involving the same exchange, underlying security or asset, and delivery month). If an offsetting purchase price is less than the original sale price, a Fund realizes a capital gain, or if it is more, such Fund realizes a capital loss. Any such gain or loss would be net of associated transaction costs.

There are a number of risks associated with the use of futures contracts. A purchase or sale of a futures contract may result in losses in excess of the amount invested in the futures contract. If futures are used for hedging, there can be no guarantee that there will be a correlation between price movements in the hedging vehicle and in the Fund’s portfolio securities being hedged. In addition, there are significant differences between the securities and futures markets that could result in an imperfect correlation between the markets, causing a given hedge not to achieve its objective. The degree of imperfection of correlation depends on circumstances such as variations in speculative market demand for futures, including technical influences in futures trading and differences between the financial instruments being hedged and the instruments underlying the standard futures contracts available for trading (which may be influenced by a variety of factors, such as interest rate levels, maturities, and creditworthiness of issuers). Thus, even a well-conceived futures contract hedge may be unsuccessful to some degree because of market behavior or unexpected economic trends.

Futures exchanges may limit the amount of fluctuation permitted in certain futures contract prices during a single trading day. The daily limit establishes the maximum amount that the price of a futures contract may vary either up or down from the previous day’s settlement price at the end of the current trading session. Once the daily limit has been reached in a futures contract subject to the limit, no more trades may be made on that day at a price beyond that limit. The daily limit governs only price movements during a particular trading day and therefore does not limit potential losses because the limit may work to prevent the liquidation of unfavorable positions. For example, futures prices have occasionally moved to the daily limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of positions and subjecting some holders of futures contracts to substantial losses. There can be no assurance that a liquid market will exist at a time when a Fund seeks to close out a futures contract, and such Fund would remain obligated to meet margin requirements until the position is closed.”

7.               Comment. On page 14 of the proxy statement under proposal 2.J., please add leverage risk disclosure.

Response. The requested change has been made. In response to the Staff’s comment, the following disclosure has been added to the proxy statement under the discussion of Proposal 2.J.:

“Leverage Risk. Although each Fund has no present intention to leverage its portfolio, in the event that a Fund does engage in leverage its portfolio it will be subject to the following risks:  Each Fund may manage some of its derivative positions by segregating an amount of cash or liquid securities equal to the face value of those positions. To the extent that a Fund does not segregate liquid assets or otherwise cover its obligations under such transactions (e.g., through offsetting positions), such transactions will be treated as senior securities representing indebtedness (“borrowings”) for purposes of the requirement under the 1940 Act that a Fund may not enter into any such transactions if the Fund’s borrowings would thereby exceed 33 1/3% of its total assets. In addition, to the extent that any offsetting positions do not behave in relation to one another as expected, a Fund may perform as if it were leveraged. A Fund’s use of leverage would create the opportunity for increased net income but also would result in special risks for shareholders. If used, there is no assurance that a Fund’s leveraging strategies will be successful. Leverage creates the likelihood of greater volatility of net asset value and market price of and distributions on shares.”

8.               Comment. On page 16 of the proxy statement under proposal 2.M., please add risk disclosure regarding layering of fees and expenses when investing in other investment companies.

Response. The requested change has been made. In response to the Staff’s comment, the following disclosure has been added to the proxy statement under the discussion of Proposal 2.M.:

“Other Investment Companies Risk. Although each Fund has no present intention to invest in other investment companies, in the event that a Fund does invest in other investment companies it will be subject to the following risks:  As a stockholder in an investment company, a Fund will bear its ratable share of that investment company’s expenses, and would remain subject to payment of its own investment management fees with respect to the assets so invested. Fund shareholders would therefore be subject to duplicative expenses to the extent such Fund invests in other investment companies. In addition, these other investment companies may utilize financial leverage, in which case an investment would subject a Fund to additional risks associated with leverage.”

Proposal 3

9.               Comment. On page 18 of the proxy statement under Proposal 3 regarding the Pax World Balanced Fund, Inc.’s distribution plan, discuss how the distributor may realize a profit if its costs are less than 25 bps in a given year.

Response. The requested change has been made. In response to the Staff’s comment, the following sentence has been added to the second paragraph under the discussion of Proposal 3:

“In the event that Balanced Fund’s costs under the compensation distribution plan are less than 0.25% of its average daily net assets attributable to shares in a given year, the Balanced Fund’s principal underwriter will realize a profit.”

Proposal 5

10.         Comment. On page 26 of the proxy statement under proposal 5 in the second paragraph under the heading “Information About the Acquiring Trust, “ please highlight the most significant differences between the Declaration of Trust and By-Laws of the acquiring trust, Pax World Funds Series Trust I, and the organizational documents (and applicable provisions of Delaware law) for the Funds.

Response. The requested change has been made. In response to the Staff’s comment, the following disclosure has been added to the second paragraph under the heading “Information About the Acquiring Trust,” of the proxy statement under the discussion of Proposal 5:

“Certain significant differences include changes to the ability of shareholders to compel a shareholder meeting,  the fact that trustees may only be removed by the Board (rather than by shareholders), and the reduction of a Fund’s quorum requirement from 50% to 30%.”

Other Information

11.         Comment. On page 51 of the proxy statement, please move the paragraph regarding how to obtain a copy of each Fund’s semi-annual and annual report to a more prominent place (i.e., the front of the proxy).

Response. The requested change has been made. In response to the Staff’s comment, the paragraph has been moved to page 3 of the proxy statement prior to the discussion of Proposal 1.

*****

The Funds acknowledge that the disclosure in the filing is the responsibility of the Funds. The Funds acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Funds represent that they will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Funds further acknowledge that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosures in the filing.

The Fund has filed this letter as correspondence with the SEC via EDGAR. We believe that this submission fully responds to your comments. Please feel free to call me at 617-951-7893.

Very truly yours,

/s/ Marc O. Stahl

Marc O. Stahl

cc:	Gregory D. Sheehan, Esq.
Brian D. McCabe, Esq.
Joseph F. Keefe